Exhibit 23.5

CONSENT OF WILLIAM LYTLE

The undersigned hereby consents to the references to, and the information derived from (i) the report titled “National Instrument (NI) 43-101 Technical Report for the Goose Project and Back River District, Nunavut, Canada” dated effective December 31, 2024, (ii) scientific and technical information regarding operation matters contained in the Management’s Discussion and Analysis, and (iii) scientific and technical information regarding operation matters contained in the Annual Information Form which appears as Exhibit 99.1 to the Annual Report on Form 40-F filed by B2Gold Corp., for the year ended December 31, 2025, and to the references, as applicable, to the undersigned's name as an expert or qualified person, included in or incorporated by reference into this registration statement on Form S-8 of B2Gold Corp.

/s/ William Lytle
William Lytle, P.E.

August 5, 2026